

Corporate Presentation
February 2008

This presentation contains forward-looking statements, including those relating to our future financial and operational results, reserves or transactions, that are subject to various risks and uncertainties that could cause the Company's future plans, objectives and performance to differ materially from those in the forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "plan," "subject to," "anticipate," "estimate," "continue," "present value," "future," "reserves," "appears," "prospective," or other variations thereof or comparable terminology. Factors that could cause or contribute to such differences could include, but are not limited to, those relating to the results of exploratory drilling activity, the Company's growth strategy, changes in oil and natural gas prices, operating risks, availability of drilling equipment, outstanding indebtedness, weaknesses in the Company's internal controls, the inherent variability in early production tests, changes in interest rates, dependence on weather conditions, seasonality, expansion and other activities of competitors, changes in federal or state environmental laws and the administration of such laws, the general condition of the economy and its effect on the securities market, the availability, terms or completion of any strategic alternative or any transaction and other factors described in "Risk Factors" and elsewhere in the Company's Form 10-K and other filings with the SEC. While we believe our forward-looking statements are based upon reasonable assumptions, these are factors that are difficult to predict and that are influenced by economic and other conditions beyond our control.

Cautionary Note to Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as non-proven, resource potential, Probable, Possible, Exploration and unrisked resource potential that the SEC's guidelines strictly prohibit us from including in filings with the SEC. These terms include reserves with substantially less certainty, and no discount or other adjustment is included in the presentation of such reserve numbers. The recipient is urged to consider closely the disclosure in our Form 10-K, File No. 0-22149, available from us at 1301 Travis, Suite 2000, Houston, Texas 77002. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Company Highlights

- Edge Petroleum Corporation ("Edge," "EPEX," or the "Company") is a publicly-traded independent E&P company (NasdaqNM: EPEX, EPEXP) with operations in South Texas, Southeast Texas, Southeast New Mexico, Mississippi, and the Fayetteville/Moorefield Shale

  - 163 Bcfe of proved reserves as of January 1, 2008, are based on estimates prepared by Ryder Scott Company, L.P. ("Ryder Scott") and W.D. Von Gonten and Co. ("Von Gonten"), independent petroleum engineers[1]

    - 71% gas and 77% developed

    - RP ratio of 6.8 years[2]

  - Average January 2008 net production of 61 MMcfepd

  - Operate a majority of current production, proved reserves, and upside potential

  - Significant South Texas and Mississippi exploration opportunities augmented by high potential gas development in South Texas, Southeast Texas, Fayetteville/Moorefield, and other shale plays with an estimated 588 Bcfe of net non-proved resource potential[3]

- On December 18, 2007, Edge announced that it retained Merrill Lynch & Co. to investigate various strategic options and alternatives

- On February 7, 2008, Edge issued a year-end 2007 operational update and announced that it intends to implement a process to explore a merger or sale of the Company

- The Company has prepared a detailed Data Room presentation in Merrill Lynch's Houston office and an online virtual data site

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(1)   Ryder Scott & Co. represents 90% of reserve analysis and W.D. Von Gotten & Co. represents 10%.
(2)   Reserve life calculated by taking year end 2007 total proved reserves divided by 2007 production.
(3)   Resource potential based on Company prepared estimates.

Areas of Operation

Asset Overview

Total Company (January 1, 2008)

Current Production (MMcfepd)(3):	60.9
Proved Reserves (Bcfe)(1)(4):	163.4
Resource Potential (Bcfe)(2)(4):	588.2
Total Net Acreage(5):	138,951

Fayetteville and Moorefield Shale

Current Production (MMcfepd):	0.1
Proved Reserves (Bcfe)(1):	0.5
Resource Potential (Bcfe)(2):	100.8
Total Net Acreage:	4,692

Floyd Shale

Total Net Acreage:	38,340

South Texas

Current Production (MMcfepd):	48.3
Proved Reserves (Bcfe)(1):	133.5
Resource Potential (Bcfe)(2):	321.8
Total Net Acreage:	57,212

Mississippi Salt Basin

Current Production (MMcfepd):	2.4
Proved Reserves (Bcfe)(1):	9.0
Resource Potential (Bcfe)(2):	120.1
Total Net Acreage:	13,563

Southeast New Mexico

Current Production (MMcfepd):	3.2
Proved Reserves (Bcfe)(1):	7.4
Resource Potential (Bcfe)(2):	13.8
Total Net Acreage:	20,942

Southeast Texas

Current Production (MMcfepd):	5.0
Proved Reserves (Bcfe)(1):	6.1
Resource Potential (Bcfe)(2):	31.7
Total Net Acreage:	2,271

(1) Proved reserves based on estimates prepared by Ryder Scott and Von Gonten.
(2) Resource potential based on Company prepared estimates.
(3) Includes 1.9 MMcfepd associated with miscellaneous other properties.
(4) Includes 6.8 Bcfe of reserves associated with miscellaneous other properties.
(5) Includes 1,931 net acres associated with miscellaneous other properties. Does not include 34,962 net optioned acres.

Areas of Operation – Total Company

Summary

- High quality, concentrated, gas oriented asset base focused in:
  - South Texas
  - Southeast Texas
  - Mississippi Interior Salt Basin
  - Southeast New Mexico
  - Fayetteville/Moorefield Shale
- Growth driven by drill-bit and selected acquisitions strategy employing
  - Balanced portfolio of low-to-moderate risk development projects and higher risk/higher reward opportunities
  - Extensive 3D seismic inventory and ongoing data acquisition and reprocessing program
- Poised for growth with sizeable inventory of projects
  - 118 “Drill Ready” projects
  - 83 Bcfe of PDNP and PUD reserves
    - PDNP: 232 projects in 150 wells
    - PUD: 62 projects in 56 wells
  - Probable: 92 Bcfe net from 262 projects in 217 wells
  - Possible: 103 Bcfe net from 174 projects in 172 wells
  - Exploration: 393 Bcfe net from 108 projects in 102 wells

Reserves / Resources as of 1/1/2008 (1)

Reserves and Resource Potential (Bcfe)

Area	PDP	PDNP	PUD	Total Proved	Unproved	Total
South Texas	68.4	33.1	32.0	133.5	321.8	**455.3**
Southeast Texas	4.2	0.5	1.4	6.1	31.7	**37.8**
Southeast New Mexico	2.8	3.8	0.8	7.4	13.8	**21.2**
Mississippi	3.7	2.3	3.0	9.0	120.1	**129.1**
Other	1.1	6.1	0.2	7.4	100.8	**108.2**
TOTAL	**80.2**	**45.8**	**37.4**	**163.4**	**588.2**	**751.6**

1/1/2008 Proved Reserve Profile(1)



Category

163.4 Bcfe

Mix

PUD
23%
PDP
49%
PDNP
28%

Oil, 29%
Gas, 71%

Region

MS
5%
Other
5%
NM
5%
SE TX
4%
S TX
81%

(1) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.*

Summary

- Edge's South Texas position accounts for ~80% of current daily production and total proved reserves
- 134 Bcfe of proved reserves producing 48 MMcfepd net
- 145,783 gross and 57,212 net acres
- Total net resource potential of 322 Bcfe(1) including high quality prospects
  - Frio Play
    - Chapman Ranch field, Oso Grande, Cola Grande and El Fortunado prospects
  - Vicksburg / Yegua Plays
    - Flores/Bloomberg, Encinitas, Mission fields and Samano Deep prospects
  - Queen City Play
    - Hiawatha and El Sauz 3D projects

Locator Map



EDGE PETROLEUM 3D
CHAPMAN RANCH
COLA GRANDE
OSO GRANDE
MUY GRANDE
HIAWATHA
ENCINITAS
EL SAUZ
PROPOSED 3D
SAMANO DEEP
MISSION
FLORES /
BLOOMBERG
EL FORTUNADO

Production and Reserve Summary(2)

		RESERVES AND RESOURCE POTENTIAL - AS OF JANUARY 1, 2008												
	Current Net Production	PDP	PDNP		PUD		PROB		POSS		EXPL		Total	
South Texas Fields	Mmcfepd	Bcfe	Bcfe	Projects	Bcfe	Projects	Bcfe	Projects	Bcfe	Projects	Bcfe	Projects	Bcfe	Projects
Chapman Ranch	9.8	7.9	0.6	2	9.4	8	4.7	5	12.1	6	219.2	33	**253.9**	**54**
Flores/Bloomberg	14.7	18.1	23.9	85	14.0	24	16.3	41	12.0	19	5.5	8	**89.8**	**177**
Santellana/El Fortunado	0.5	0.5	0.1	3	-	-	-	-	-	-	28.4	4	**29.0**	**7**
Muy Grande	1.5	6.4	3.5	8	5.5	5	8.9	8	-	-	-	-	**24.3**	**21**
Other	21.8	35.5	5.0	64	3.1	7	3.1	12	4.4	12	7.2	10	**58.3**	**105**
Total	**48.3**	**68.4**	**33.1**	**162**	**32.0**	**44**	**33.0**	**66**	**28.5**	**37**	**260.3**	**55**	**455.3**	**364**
			Wells:	**103**	**Wells:**	**44**	**Wells:**	**29**	**Wells:**	**37**	**Wells:**	**51**		

(1) *Total net resource potential of 322 Bcfe is the total of Probable, Possible, and Exploration resource potential in South Texas*
(2) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential by the Company.*

Areas of Operation – South Texas Flores / Bloomberg

Overview

History

- Edge acquired initial acreage and expanded position in 2007
  - WI: 32.5% to 50%; NRI: 29% to 45%
- Most active field – 2 operated rigs currently drilling
- Drilled 16 wells in 2007

Reserves and Production

- 56 Bcfe of proved reserves(1)
- 14.7 MMcfepd January 2008 average net production
  - Large inventory of low-risk drilling and recompletion opportunities targeting stacked Vicksburg sands

Geology

- More than 12 stacked productive sequences from 5,000' – 12,000'

Opportunities

- Additional potential being identified through current drilling activities and 3D seismic reprocessing and interpretation
  - Net reserve/resource potential of 72 Bcfe(1)
  - 85 PDNP, 24 PUD, 41 Probable, 19 Possible and 8 Exploration projects
  - 52 "Drill Ready" projects
  - Additional Deep Yegua potential is not quantified

Time Structure Map

Vicksburg "T" Sand



Edge Leasehold

Type Log



BLOOMBERG 1
Bloomberg
MKR 1
5600'
6,000'
MKR 2
Rincon sd
"L" sd
"M" sd
"O" sd
8,000'
"P" sd
"T" sd
"U" sd
"V" sd
"W" sd
10,000'
12,000'

(1) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.*

Overview

History

- Acquired interest in 1995 in exchange for commitment to shoot 3D seismic
  - Average WI: 22.5%; NRI: 18.5%
- Properties in Brooks County

Resource Potential

- Net resource potential of 5 Bcfe[1] from 12 gross Possible and Probable locations

Geology

Stacked, pro-grading, deltaic sands, highly faulted, rotated, and compartmentalized

Opportunities

- Additional potential being identified through current drilling activities and 3D seismic interpretation
  - 13 "Drill Ready" projects
  - Additional Frio and Yegua potential

Area Map



Encinitas (Vicksburg) Field
Depth Structure – V-24

Map Legend

🟩 EDGE LEASEHOLD	
🟨 EDGE LEASEHOLD	
▲ Pud	
◆ Prob	
■ Poss	

Type Log



TYPE LOG

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(1)   Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.

Overview

History

- Acquired working interest in September 2005 and additional acreage in December 2006
  - WI: 88% to 100%; NRI: 63% to 72%
- Current acreage position
  - 1,280 net acres leased
  - 34,280 acres optioned

Reserves and Production

- 17.9 Bcfe of Proved reserves[1]
- 9.8 MMcfepd January 2008 average net production
- 17 Bcfe of Probable, Possible resource potential[1]

Geology

- Thick Middle/Lower Frio deltaic sands associated with down-thrown 4 way structure, trapping at all horizons, complex faulting
- Recent drilling encountered potentially significant pay in Anderson sands (Lower Frio) on south side of field adding incremental potential not included in resource potential

Opportunities

- Recently acquired and merged 102 square miles of 3D seismic
- 8 PUD, 2 Probable, 6 Possible projects
- Additional potential for shallow and deep Frio sands being developed utilizing new 3D seismic
  - 16 "Drill Ready" projects
- Deeper resource potential remains untested

Area Map



CHAPMAN RANCH (Howell Hight) FIELD

Depth Structure Map - Top of Howell Hight

LKG

▲ Pud
◆ Prob
■ Poss

EDGE LEASEHOLD

Type Log



Lwr Frio - Anderson
11,000'

Lwr Frio - AH
11,500'

12,000'

Lwr – Howell Hight
12,500'

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(1) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.*

Oso Grande Prospect

- Expanded Lower Frio sands
- High side closure trapped against regional down to the coast fault
- 6,000 acre closure above highest known water as seen in key well which tested gas in primary objective
- 3D AVO support covers 1,780 acres
- Net resource potential of 136 Bcfe (195 gross)(1)
- WI: 100%; NRI: 75%



Oso Grande Prospect
Top of Lower Frio
Area within AVO
1,780 acres
Key Show Well
-16000
HKW
-15600
-16000
Area above HKW
6,000 acres

Cola Grande Prospect

- Deeper pool wildcat associated with 3-way closure against antithetic fault trapping at multiple shallower Middle and Lower Frio horizons
- Closure in excess of 2,000 acres
- On trend with several, significant fields producing from expanded Frio
  - El Paistle, Sarita East, Corpus Cristi Bay, and Baffin Bay
- Net resource potential of 71 Bcfe (97 gross)(1)
- WI: 88%; NRI: 63%



Key Well
Cola Grande Prospect
Top of Lower Frio
Prop Loc

Type Log



14,000'
Lwr Frio - Anderson
Lwr Frio – Howell Hight
15,000'
Lwr Frio - Anomalina
16,000'

(1) *Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.*

Santellana/El Fortunado Prospect

- 500 acre isolated fault block bounded by 2 down-to-the-coast faults
- Resource potential based on 200 acre AVO anomaly associated with 500 acre fault block
- AVO seismic modeling tied to nearby well control
- Multiple targets in Lower Frio section
- Net resource potential of 28 Bcfe (36 gross)[1]
- WI: 100%; NRI: 75%



El Fortunado Prospect
AVO & Time Structure Map
Top Lower Frio

Area within AVO
200 Acres

Fault Block
500 Acres

⬤ Prop Loc

Type Logs



El Fortunado

Samano Deep

Upr Yegua

12,000'

11,000'

12,000'

Lwr Frio

13,000'

13,400'

Lwr Yegua

Flores/Bloomberg Samano Deep Prospect

- Sub-glide Plane prospect, multiple seismic reflectors with potential for stacked Yegua sands
- 1,020 acre rotated fault block
- Identical trap to El Ebanito field 2.5 miles to northwest (600 acres)
- Significant potential for exploitation of new play
- Net resource potential of 5 Bcfe (18 gross)[1]
- WI: 33%; NRI: 29%



Upr Yegua horizon
1,050 acres

Lwr Yegua horizon
1,020 acres

Time Structure Map
Top Yegua

13,000'

⬤ Prop Loc

_____

(1)   Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.

Summary

- Acquired position in 2007
- 6 Bcfe of proved reserves producing 5 MMcfepd
- 5,512 gross; 2,271 total net acres
- Total net non-proved resource potential of 32(1) Bcfe
- Exploration potential in the Yegua, Cook Mountain, and Wilcox sands
  - 8,000 – 15,000 feet
  - 3D seismic amplitude supported
- Additional shallow Frio and multiple deep prospects generated from recent Newton County 3D shoot
- 10 "Drill Ready" projects

Locator Map


EDGE PETROLEUM 3D
REED
HARDIN SO
LAGARTIJA
CYPRESS POND
IGUANA
HATHAWAY SW
FELICIA
FELICIA SO
DEVERS SO
LIBERTY SO

Production and Reserve Summary(2)

Southeast Texas Fields	Current Net Production Mmcfepd	PDP Bcfe	PDNP Bcfe	PDNP Projects	PUD Bcfe	PUD Projects	PROB Bcfe	PROB Projects	POSS Bcfe	POSS Projects	EXPL Bcfe	EXPL Projects	Total Bcfe	Total Projects
		RESERVES AND RESOURCE POTENTIAL - AS OF JANUARY 1, 2008												
Hardin South	2.1	0.6	0.2	1	1.4	1	-	-	17.5	4	-	-	19.7	6
Newton County Yegua	-	-	-	-	-	-	-	-	-	-	4.1	2	4.1	2
Lagartija	-	-	-	-	-	-	-	-	-	-	3.2	1	3.2	1
Iguana	-	-	-	-	-	-	-	-	-	-	2.5	2	2.5	2
Other	2.9	3.6	0.3	6	-	-	0.9	3	1.8	2	1.7	10	8.3	21
Total	5.0	4.2	0.5	7	1.4	1	0.9	3	19.3	6	11.5	15	37.8	32
			Wells:	6	Wells:	1	Wells:	2	Wells:	6	Wells:	15		

(1) *Total net resource potential of 32 Bcfe is the total of Probable, Possible, and Exploration resource potential in Southeast Texas.*
(2) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential by the Company.*

Lagartija Prospect

- Middle Wilcox prospect

- Turbidite deposits supported with 3D AVO attributes covering 150 acres

- Trap is combination of structural and stratigraphic channelized Wilcox sands greater than 75 feet

- Several additional 3D anomalies – 25 to 30 acres

- Net Resource Potential of 3 Bcfe (11 gross)[1]

- WI: 30%; NRI: 23%



Time Structure W/AVO
Middle Wilcox

AVO 150 acres

Prop Loc

Type Log



Lower Frio

T/Wilcox

Iguana Prospect

- Middle Wilcox prospect

- Turbidite deposits draped over 4-way closure covering 600 acres

- Strong AVO anomaly covering 225 acres

- Net Resource Potential of 2.5 Bcfe (25 gross)[1]

- Currently leasing prospect acreage

  - Control ~11% of prospect

  - WI: 100%; NRI: 75%



Time Structure W/AVO
Middle Wilcox

AVO 275 acres

Prop Loc

(1) *Resource potential represents Probable, Possible, and Exploration resource potential prepared by the Company.*

Summary

- Promising salt dome exploration resource potential including intra-domal areas
  - Targeting high potential Tuscaloosa, Paluxy, Upper and Lower Hosston and Cotton Valley formations at 13,500 – 19,000 feet
- 9 Bcfe of proved reserves producing 2.4 MMcfepd
- WI: 50% to 100%; NRI: 38% to 75%
- 25,706 gross; 13,563 net acres
- Total net non-proved resource potential of 120 Bcfe[1]
- Currently re-processing seismic to better define salt-sediment interface
- 5 "Drill Ready" projects

Locator Map



HOOKER DOME
MONTICELLO DOME
LAWRENCE
ARM DOME
PRENTISS DOME
JEFFERSON DAVIS
DRY CREEK DOME
CARSON DOME
OAKVALE DOME
COVINGTON
KOLA DOME
EMMINENCE DOME
CENTERVILLE DOME
MOSELLE DOME
RICHMOND DOME
PETAL DOME
MIDWAY DOME
HATTIESBURG
LAMPTON DOME
MARION
Edge Leasehold
Salt Domes
Edge 3D
Existing 3D

Production and Reserve Summary[2]

RESERVES AND RESOURCE POTENTIAL - AS OF JANUARY 1, 2008

Mississippi Salt Basin Fields	Current Net Production Mmcfepd	PDP Bcfe	PDNP Bcfe	PDNP Projects	PUD Bcfe	PUD Projects	PROB Bcfe	PROB Projects	EXPL Bcfe	EXPL Projects	Total Bcfe	Total Projects
Midway Dome	2.3	2.5	0.5	3	3.0	1	3.0	1	32.2	7	41.2	12
Dry Creek Dome	-	-	-	-	-	-	-	-	37.1	10	37.1	10
Midway Dome North	-	-	-	-	-	-	-	-	30.6	8	30.6	8
Midway Dome East	-	-	-	-	-	-	-	-	7.6	2	7.6	2
Other	0.1	1.2	1.8	8	-	-	-	-	9.6	4	12.6	12
Total	2.4	3.7	2.3	11	3.0	1	3.0	1	117.1	31	129.1	44
			Wells:	8	Wells:	1	Wells:	1	Wells:	30		

(1) *Total net resource potential of 120 Bcfe is the total of Probable, Possible, and Exploration resource potential in Mississippi.*
(2) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential by the Company.*

Salt Dome Upside Potential

- Analog to the Centerville and Moselle Domes where a single well produces from high-rate Upper and Lower Hosston formations
- Significant exploration potential exists at Midway Dome for Lower Hosston and the shallower Paluxy and Tuscaloosa objectives
  - Lower Hosston potential on North and South side of structure


N
S
-15,000'
Salt
-18,000'


MIDWAY DOME (Hosston) field
Upr Hosston Production
39.7 Bcf, 832 Mbo
6 wells
17000
16000
15000
Pud
Prob
Poss/Expl
Upper Hosston Expl.
Lower Hosston Expl.
Edge Leasehold

Type Log


TYPE LOG
15,000'
16,000'
17,000'
Hosston
Top of Lower Hosston

Summary

- Large acreage position in Southeast New Mexico targeting shallow oil and deeper gas formations
- 100,712 gross acre (20,942 net) footprint with history of low-risk, multi-pay opportunities
- 7 Bcfe proved reserves producing 3.2 MMcfepd
- Total net non-proved resource potential of 14 Bcfe(1)
- Mature basin offers low-risk upside opportunities, developed infrastructure, and proximity to market
- 17 "Drill Ready" projects

Locator Map


HENSHAW AREA
KEMNITZ AREA
RED LAKE AREA
Artesia
ABO
SHELF
EDGE
Hobbs
LUSK AREA
TURKEY TRACK AREA
LOVINGTON AREA
OSUDO, W
Potash
Carlsbad
SE NEW MEXICO AREA
Edge Project Areas

Production and Reserve Summary(2)

Southeast New Mexico Fields	Current Net Production Mmcfepd	PDP Bcfe	PDNP Bcfe	PDNP Projects	PUD Bcfe	PUD Projects	PROB Bcfe	PROB Projects	POSS Bcfe	POSS Projects	EXPL Bcfe	EXPL Projects	Total Bcfe	Total Projects
		RESERVES AND RESOURCE POTENTIAL - AS OF JANUARY 1, 2008												
Red Lake	0.7	1.0	2.0	41	0.3	9	1.8	39	0.5	12	-	-	**5.6**	**101**
Osudo West	-	-	0.3	1	-	-	3.8	2	-	-	-	-	**4.1**	**3**
Lusk	-	-	-	-	0.3	2	2.1	9	-	-	-	-	**2.4**	**11**
South Lusk	1.1	0.9	0.8	6	0.2	1	0.2	1	-	-	-	-	**2.1**	**8**
Other	1.4	0.9	0.7	2	-	-	0.2	10	0.5	9	4.7	6	**7.0**	**27**
Total	**3.2**	**2.8**	**3.8**	**50**	**0.8**	**12**	**8.1**	**61**	**1.0**	**21**	**4.7**	**6**	**21.2**	**150**
			Wells:	**32**	**Wells:**	**6**	**Wells:**	**54**	**Wells:**	**19**	**Wells:**	**5**		

(1) *Total net resource potential of 14 Bcfe is the total of Probable, Possible, and Exploration resource potential in Southeast New Mexico.*
(2) *Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential by the Company.*

Areas of Operation – Fayetteville & Moorefield Shale

Summary

- Acquired 5,661 gross and 4,692 net acre position in the heart of the eastern core in 2005
- Total net non-proved resource potential of 101 Bcfe(1)
- Southwestern and Chesapeake are experienced offsetting operators and Edge working interest partners
- Edge is on-strike with recent Chesapeake 3 to 5 MMcfepd IP completions in the Fayetteville shale
- Rapidly improving technologies continue to increase IP and EURs throughout the play
- Fayetteville/Moorefield gross thickness greater than 500 feet
- Edge initial activity targeted the lower Moorefield shale
  - Initial flow rates of 1.1 – 1.3 MMcfepd while recovering frac load
  - Experienced formation water breakthrough from below the Moorefield shale

Locator Map



Fayetteville/Moorefield Fairway
Core Area
Edge Position
Newton
Izard
Lawrence
Green
Craighea
Independence
Jackson
Van Buren
Cleburne
Franklin
Johnson
Pope
Logan
Conway
Faulkner
White
Woodruff
Poinse
Cross
Yell
Perry
Scott
Pulaski
Lonoke
Prairie
St
Montgomery
Garland
Saline
Monroe
Hot Spring
Jefferson
Phillips

Edge Fayetteville / Moorefield Well Activity	2006	2007	Total
Operated	1	5	6
Outside Operated	1	2	3
Total	2	7	9

Production and Reserve Summary

RESERVES AND RESOURCE POTENTIAL - AS OF JANUARY 1, 2008

Fayetteville/Moorefield Shale	Current Net Production Mmcfepd	PDP Bcfe	PUD Bcfe	PUD Projects	PROB Bcfe	PROB Projects	POSS Bcfe	POSS Projects	EXPL Bcfe	EXPL Projects	Total Bcfe	Total Projects
Fayetteville/Moorefield	0.1	0.3	0.2	4	47.0	131	53.8	110	0.0	1	101.3	246
			Wells:	4	Wells:	131	Wells:	110	Wells:	1	Wells:	246

(1) Total net resource potential of 101 Bcfe is the total of Probable, Possible, and Exploration resource potential in Fayetteville/Moorefield.
(2) Proved reserves based on estimates prepared by Ryder Scott and Von Gonten. Resource potential represents Probable, Possible, and Exploration resource potential by the Company.

Area Map with Recent IP Results

- Edge's Fayetteville/Moorefield acreage position is on strike with recent high-rate wells across the play
  - Map shows wells drilled since July 2007 employing 3,000'+ laterals and slickwater fracs



(1)   Source: HPDI LLC. Public data takes 6 months to update.

- Proved Reserves – estimated quantities of oil and natural gas, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions
  - PDP – Proved developed reserves are proved reserves that can reasonably be expected to be recovered from through existing wells with existing equipment and operating methods
  - PDNP – Proved developed non-producing reserves include shut-in and behind-pipe reserves
  - PUD – Proved undeveloped reserves are quantities expected to be recovered through future investments
- Resource Potential
  - Probable (Prob) – resources which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves but more likely to be recovered than possible resources
  - Possible (Poss) – resources which analysis of geoscience and engineering data indicate are less likely to be recoverable than probable resources but more likely to be recovered than exploration resources
  - Exploration (Exploration) – resources which analysis of geoscience and engineering data indicate are generally less likely to be recovered than possible resources
- Project – an individual completion or well. A well may have multiple completions / recompletions ("projects") within a single wellbore
- WI – Working interest
- NRI – Net revenue interest
- MMcfepd – Million cubic feet equivalent per day
- Bcfe – Billion cubic feet equivalent
- Equivalent - A unit of measure to quantify natural gas and crude oil amounts using the same basis. Crude oil volumes are converted to natural gas equivalents on the basis of 1 barrel of oil (Bo) equaling 6 thousand cubic feet (Mcf) of natural gas
- Bo – Barrel of oil
- AVO (Amplitude versus offset) – a seismic interpretation technology used to aid in the identification of subsurface hydrocarbon accumulations
- HKW – Highest known water
- LKG – Lowest known gas
- MM - Millions
- M - Thousands



Corporate Presentation
February 2008